

16014012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67841

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Victor Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Grand Avenue - Building No. 1
(No. and Street)

Englewood | NJ | 07631
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers CPA PC
(Name – *if individual, state last, first, middle name*)

5400 West Cedar Avenue | Lakewood | CO | 80226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Pawluk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Victor Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

ANTHONY J. LOSCALZO
Notary Public, State of New York
No. 02LO7599830
Qualified in New York County
Commission Expires 12/31/2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VICTOR SECURITIES, LLC

Statement of Financial Condition

December 31, 2015

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

VICTOR SECURITIES, LLC

DECEMBER 31, 2015

TABLE OF CONTENTS


BFBorgers CPA PC
Certified Public Accountants

www.bfbcpa.us

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Victor Securities, LLC

We have audited the accompanying statement of financial condition of Victor Securities, LLC (the "Company") as of December 31, 2015, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Victor Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

B F Borgers CPA PC

Lakewood, Colorado
February 24, 2016

VICTOR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$	36,615
Deposits with Clearing Brokers		1,500,000
Due from Clearing Brokers		127,561
Accounts Receivable		126,329
Other Assets		10,829
Fixed Assets (net of accumulated depreciation $ 262)		2,358
TOTAL ASSETS	$	1,803,692

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable and Accrued Expenses	$	291,420
TOTAL LIABILITIES		291,420
Member's Equity		1,512,272
TOTAL MEMBER'S EQUITY		1,512,272
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,803,692

The accompanying notes are an integral part of these financial statements

NOTE 1-ORGANIZATION AND NATURE OF BUSINESS

Victor Securities, LLC is a Delaware limited liability corporation (the "Company"), is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and is an independent introducing broker, registered with the Commodity Futures Trading Commissions ("CFTC") and the National Futures Association ("NFA").

The Company is primarily engaged as a fully disclosed introducing broker to APEX Clearing Corporation ("APEX"), and Merrill Lynch Professional Clearing Corp. ("MLPRO") for its equities business, as well as a fully disclosed introducing broker for futures business to International FC Stone, LLC ("FC STONE") and ADM Investment Services, Inc. ("ADM"), collectively the Company's ("Clearing Brokers").

As a fully-disclosed introducing broker dealer, the Company holds no customer assets. All customer assets are custodied by the Company's Clearing Brokers. The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and accordingly, is exempt from certain provisions, provided all customer transactions are custodied on a fully disclosed basis at its clearing firms.

The Company's revenues are earned from its clients primarily via three revenue streams: (i) charging volume based commissions; (ii) margin interest earned on client funds borrowed from and or held by the clearing broker; and (iii) and fees earned for introducing investors to hedge funds. The Company's clients consist primarily of institutions, materially comprised of hedge funds, proprietary trading groups and other broker-dealers.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various non-principal based investment and brokerage activities in which counterparties primarily include broker-dealers and hedge funds. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it engages.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is considered realized and earned when persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the fee to a client is fixed or determinable; and collection of the resulting receivable is reasonably assured.

The Company's transaction-based revenues based on securities transactions are recognized on a trade date basis.

The Company earns interest spreads or markups and markdowns applied to client settled balances.

Generally, the transaction based revenues and interest spreads are aggregated in the case of APEX and credited to the Company's bank account on or about the 10th calendar day of the following month, while MLPRO credits or debits as appropriate net transaction fees collected less clearing fees charged to the Company on the first business day of the following month. There has been historically no delay nor collection issues with the monthly settlement processes.

The Company also introduces investors to hedge funds, earning a pro-rata portion of the management and performance fees the fund's manager earns on the investments the Company has introduced to those managers. These revenues are recorded as earned and are typically received quarterly and or annually. There has historically been no delay and no collection issues related to these fees.

Accounts Receivable

Accounts receivable represent valid claims against clients and broker dealers and are recognized as such when services are rendered. Outstanding client receivable balances are regularly reviewed for possible non-payment indicators and allowances for doubtful accounts would be recorded based upon management's estimate of collectability at the time of their review. Accounts receivable are written off when deemed uncollectible. As of December 31, 2015 all accounts receivable are deemed collectible with limited, if any, risk of non-payment.

Accounts Receivable are comprised of the following at December 31, 2015:

Accounts Receivable		
Clients	$	34,791
Broker Dealers	$	91,538
Total Accounts Receivable	$	126,329

2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Clearing broker deposits and receivables

Clearing Broker deposits and receivables are deemed as a very high quality with limited, if any, collection risk. As such, these deposits and receivables are reviewed monthly, with no history of un-collectability and no indication of an inability to repay the Company. Accordingly, there is no allowance provided for these amounts. Balances receivable from MLPRO, APEX and Interactive Brokers, LLC ("IB"), (the company terminated a very limited relationship with them in November 2015) as follows:

Clearing Broker	Clearing Broker Receivable	Deposit
APEX	$ 1,000,00	$ 113,182
MLPRO	500,00	14,165
IB	0	214
Totals	$ 1,500,000	$ 127,561

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses represent liabilities against the Company, and are recognized when services are rendered. Expenses are accrued using estimates deemed most appropriate at the time. Accrued expenses are reviewed periodically and are adjusted as necessary at the time.

Accounts Payable and Accrued Expenses are comprised of the following at December 31, 2015:

Accounts Payable And Accrued Expenses	
Broker Dealers	$ 173,994
Commissions	33,785
Due to Management (Note 5)	17,883
Other	65,758
Total Accounts Payable and Accrued Expenses	$ 291,420

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes

The Company is a single member LLC, and is a disregarded entity pursuant to Treasury Regulation 301.7701-3 for Federal Income Tax purposes. Generally, disregarded entities are not subject to entity-level Federal or state income taxation, and as such, the Company does not provide for income taxes under FASB ASC 740, Income taxes. The Company is not subject to income tax return examinations by major taxing authorities for years before 2011.

Fixed Assets

Fixed assets are stated at cost. Depreciation is calculated using the straight-line method using the mid-year convention over the estimated useful lives of the related assets, which is 5 years for computer equipment. Expenditures for additions, improvements and items valued at $2,000 and greater are capitalized, while repairs, maintenance and acquired all costs smaller than $2,000 are expensed as incurred. The costs and related accumulated depreciation of property and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss recorded in the year of disposal.

Depreciation expense in 2015 totaled $ 262.

Property, Plant & Equipment:	
Computer equipment	$ 2,620
Less: Accumulated Depreciation	(262)
Computer equipment, net	$ 2,358

NOTE 3-NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and is subject to the SEC's Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital was $1,429,750 which was $1,179,450 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .2038 to 1.

In addition, the Company is a member of NFA, and is subject to a minimum capital requirement of $45,000, as required by CFTC regulation 1.17 of the Commodity Exchange Act.

NOTE 4-FINANCIAL INSTRUMENTS, OFF BALANCE SHEET RISKS AND CONTINGENCIES

Pursuant to its clearing arrangements with its "Clearing Brokers", the company introduces on a fully disclosed basis to its Clearing Brokers all client balances and transactions. Specifically, all long and short security and

NOTE 4-FINANCIAL INSTRUMENTS, OFF BALANCE SHEET RISKS AND CONTINGENCIES (concluded)

derivative balances, together with any cash balances, are held by the Clearing Brokers. Under certain conditions as defined in the agreements, the Company has agreed to indemnify its Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from maintaining the securities transactions of the Company's clients. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor risk and collateral on the securities transactions and balances introduced by the Company to the Clearing Brokers. Furthermore, the Federal Reserve's Regulation T and Portfolio Margin rules, as governed by the SEC provide specific guidance to both the Clearing Brokers and the Company on margin requirements, and margin calls, all of which are in place to limit risk to the client, the Clearing Broker and the Company.

In September 2015, the Company was required to reimburse a clearing broker ("ICBC") a sum totaling $743,522, the amount a client's account was in deficit due to their realization of trading losses in excess of their account equity. The Company no longer does business with ICBC and is pursuing FINRA arbitration with the former client to the extent of their debit. The former client is an LLC, and is not expected to reimburse the Company for its trading losses, thus this loss was recognized and realized. The Company has no liability to nor receivable from the former clearing firm ICBC as of December 31, 2015.

In addition, the Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivable from their clearing brokers could be subject to forfeiture.

The Company is subject to Credit Risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation limit of $ 250,000. Management does not deem this risk to be significant.

The Company's financial instruments, including cash, receivables and other assets are carried at amounts which approximate fair value. Payables and other liabilities are carried at amounts which approximate fair value.

NOTE 5-RENT COMMITMENTS

The Company has a services agreement for office space with Virgo Penn Business Center, ("Virgo") at 14 Penn Plaza, NY, NY and an office space rental agreement with Gargoyle Investment Advisors, LLC ("GREH") at 285 Grand Avenue Englewood, NJ with agreed to payments for office space as follows:

Virgo: $ 4,236 in monthly fees through June 30, 2016 totaling $ 25,416 in 2016
GREH: $ 1,750 in monthly rent that is month to month until further notice

NOTE 6-RELATED PARTY TRANSACTIONS

Victor IB Holdings, LLC ("VIBH"), is the sole member (parent) of the Company. VIBH has over 40 investors consisting of wealthy individuals, partnerships and LLCs. The Company has made distributions to VIBH during the year totaling $176,500 and received contributions totaling $600,000.

NOTE 6-RELATED PARTY TRANSACTIONS (concluded)

The Company has a management services agreement with its principals, via HFG&T, LLC, ("HFGT"), which is a non-participating member of VIBH. HFGT had been under contract to be paid through December 31, 2014 in equal monthly payments of $66,667 totaling $800,000 per annum. This was extended through July 31, 2015, with Guaranteed Payments of $466,667 earned. Beginning August 1, 2015, HFGT was to earn a monthly draw of $66,667, provided sufficient monthly profit for the payment to be made.

In August, HFGT was to be paid a draw against profits of $ 66,667 per month. Due to the client related loss, no draw was paid. Until the $743,522 client debit is earned back by the Company, HFGT will earn 50% of the Company's net income less a small adjustment. From August 1 through December 31, 2015 HFGT earned $47,315. For the entire year ended December 31, 2015, HFGT earned $513,435 and is included as "Guaranteed Payments" on the Statement of Operations. As of December 31, 2015 HFGT's residual balance on the loss totaled $513,984, and will be earned back prior to HFGT's monthly Guaranteed Payment of $66,667 will be available to HFGT.

NOTE 7-SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any other subsequent events that required disclosures and / or adjustments.